Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation III

Commission File No. 814-01345

On August 14, 2024, a conference call was held to discuss fixed income investor updates for the quarter ended June 30, 2024. The conference call contained information regarding the proposed acquisition (the “Merger”) of Blue Owl Capital Corporation III (“OBDE”) by Blue Owl Capital Corporation (“OBDC”). The following are excerpts from the August 14, 2024 conference call.

Kaitlin Howard, Head of Unsecured Funding for OBDC and OBDE

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In addition, last week, concurrent with earnings, we announced that Blue Owl Capital Corporation, or “OBDC” has entered into a definitive merger agreement with Blue Owl Capital Corporation III (“OBDE”), both of which currently trade on the New York Stock Exchange. The merger is subject to satisfaction of customary closing conditions, including shareholder approval. An investor presentation related to the merger can be found on both OBDC and OBDE’s websites.

•	With that, I’ll turn the call over to Craig Packer to make some remarks about the quarter.

Craig Packer, CEO of OBDC and OBDE

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•	We are very pleased to report another solid quarter of performance across our BDC platform, in addition to the merger announcement between OBDC and OBDE.

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Not only do we believe the transaction will provide long term strategic value to both sets of shareholders, but we firmly believe bondholders across the BDCs will also benefit from a more streamlined platform, with fewer, larger, more liquid vehicles. We have spoken for several years about our plans for consolidating our BDCs, and we’re proud to have announced an important first step towards achieving that goal.

•	I’m going to pass the call now to Logan Nicholson, to discuss the OBDC/OBDE merger in more detail, and additionally provide an update on our non-traded funds.

Logan Nicholson, President of OBDC and OBDE

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•	As Kaitlin noted last week, we announced our intention to merge OBDC and OBDE.

•	Consistent with our prior discussions, we believe it makes sense to streamline our BDC platform and market conditions for BDCs broadly have been supportive year to date.

•	Both OBDC and OBDE have generated near-record returns over the last year, and credit quality has been strong in both portfolios, which overlap by ~90% and employ the same investment strategy.

•	The combined pro-forma company will have ~$17.7bn in total investments, and will establish our position as the second largest publicly traded BDC by total assets.

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Bondholders should benefit from the increased scale of the combined company, as larger BDCs tend to have better secondary liquidity and performance in their unsecured notes, as well as reduced operating expenses.

•	Additionally, we have previously stated our intention to reduce the number of BDCs we operate, which should create better pricing and trading dynamics in our unsecured complex over time.

•	Our rating agencies have been supportive of the merger and there are no near-term anticipated ratings changes from the status quo at either BDC due to the transaction.

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Post-merger, OBDE bondholders will benefit from the 1-notch Fitch upgrade that bondholders at OBDC currently enjoy, as Fitch rates OBDC at BBB while OBDE is currently rated BBB-, with a ratings Watch Positive outlook.

•	We expect to close the merger in the first quarter of 2025, subject to customary closing conditions, including shareholder approval.

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Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC (the “Adviser”) to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC plan to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement will contain important information about OBDC, OBDE, the Merger and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.